File No. 82-34731

GAMBRO®

Full year report January-December 2003

- Revenues up 8% currency adjusted
- Improved EBITDA margin at 16.6% (16.3%)
- Financial net favorable at MSEK -51 (-531), Earnings before tax up 44%
- Earnings per share increased to SEK 4.13 (1.78);
  SEK 1.53 (1.05) excl. nonrecurring positive tax effect
- Strong operating cash flow at MSEK 1,754 (1,540)
- Net debt reduced by SEK 2.6 billion to SEK 5.8 billion since January 1, 2003
- Dividend proposal SEK 1.10 (1.10)

"2003 was a good year for Gambro with strong momentum for Gambro Healthcare and Gambro BCT but a slower pace for Gambro Renal Products. Financial net improved significantly and our net debt is clearly at a lower level than a year ago." said Sören Mellstig, Gambro President and CEO.

MSEK	Q4			Currency	Jan-Dec			Currency
	2003	2002	*Nominal*	*adjusted*	2003	2002	*Nominal*	*adjusted*
Revenues	6,496	6,873	*-5%*	*+7%*	26,133	27,574	*-5%*	*+8%*
EBITDA	980	1,125	*-13%*	*-4%*	4,334	4,501	*-4%*	*+7%*
EBITDA margin	15.1%	16.4%			16.6%	16.3%		
EBIT	259	398	*-35%*	*-31%*	1,581	1,594	*-1%*	*+7%*
EBT	222	290	*-23%*		1,530	1,063	*+44%*	
Net income	879	386	*+128%*		1,422	612	*+132%*	
Earnings per share, SEK	2.55	1.12	*+128%*		4.13	1.78	*+132%*	
Earnings per share, SEK (excl. nonrecurring positive tax)	-0.05	0.39	*-113%*		1.53	1.05	*+46%*	
Operating cash flow	442	608	*-27%*		1,754	1,540	*+14%*	
Cash earnings per share, SEK	4.64	3.23	*+44%*		12.11	10.21	*+19%*	

Fourth quarter highlights:

- **Revenues** in Gambro BCT reached 12% currency adjusted growth. Revenues for Gambro Healthcare were up 10% currency adjusted, including USD 268 in U.S. revenue per treatment (2002 Q4: 253). The quarter was positively affected by a reversal of accounts receivable provisions of MSEK 53 (not included in revenue per treatment). Gambro Renal Products revenues increased 1% currency adjusted.
- **EBITDA margin** for the group at 15.1% (16.4%), including improvements in Gambro Healthcare 16.7% (14.6%) and Gambro BCT 22.9% (16.1%). Gambro Renal Products posted a lower margin at 12.9% (18.7%) due to effects of a weaker USD, and MSEK 135 in one-off costs, mainly related to the shift in dialyzer production and patent issues.
- **Financial net** was improved to MSEK -37 (-108).
- **EPS** improved to SEK 2.55 (1.12). Excluding non-recurring tax items in both periods, (Q4 2003 MSEK 894; Q4 2002 MSEK 250) EPS was lower at SEK -0.05 (0.39).
- **Net debt** was reduced by MSEK 776 from the third quarter 2003.

Gambro is a global medical technology and healthcare company with leading

Gambro AB

GAMBRO®

February 10, 2004

FOURTH QUARTER 2003 (* =currency adjusted)

Revenues for the quarter showed a growth of 7%*. Revenue development was strong in the U.S. +10%*, driven by the favorable development for Gambro Healthcare US and Gambro BCT. Revenues in Americas (excl. U.S.), Pacific and Asia, increased by 5%*. Europe, Africa and Middle East posted a slower growth of 2%*, due to reduced sales for Gambro Renal Products in Germany and a weak quarter for sales through distributors to emerging countries.

EBITDA margin (Earnings before interest, taxes, depreciation and amortization) for the Group reached 15.1% (16.4%). The Group margin includes significantly higher margins for Gambro Healthcare (even excluding MSEK 53 in reversal of accounts receivable) and Gambro BCT than in the fourth quarter 2002.

Gambro Renal Products recorded a lower margin due to negative currency effects and MSEK 65 in one-off costs related to actions to improve long-term profitability, including the initiated closure of two non-synthetic dialyzer plants, announced in January 2004. Gambro Renal Products has also recognized MSEK 70 in one-off costs for patent issues and bad debts and related costs in Brazil.

EBIT (Earnings before interest and taxes) for the group was reduced by 35% (-31%*) to MSEK 259 (398). The depreciations were higher as a result of MSEK 55 in write-offs for the above mentioned closure of dialyzers plants and higher depreciations due to new capacity. The earnings included somewhat lower goodwill amortizations, due to currency effects. The EBIT margin reached 4.0% (5.8%).

The **financial net** was significantly improved from fourth quarter last year to MSEK -37 (-108), as a result of lower U.S. dollar interest rates, reduced net debt and currency effects.

Earnings before tax (EBT) was lower in the quarter at MSEK 222 (290) and the EBT margin reached 3.4% (4.2%).

Gambro announced in December 2003 that the Lower Tax Court (Länsrätten) has confirmed the advance ruling by the Supreme Administrative Court regarding the fiscal acquisition value of previously divested ABB shares. The ruling means that Gambro has been given access to approximately MSEK 2,182 of carry-forward losses with a tax effect of MSEK 611. Together with an earlier ruling this corresponds to a tax saving of MSEK 894, which is recognized as (nonrecurring) income in the fourth quarter. The ruling has been appealed.

Net income for the quarter increased from MSEK 386 last year to MSEK 879 this year. In 2003 year's net income, the above mentioned nonrecurring tax item is included by MSEK 894, while 2002 year's net income was positively affected by MSEK 250 from reversal of a tax provision. Excluding nonrecurring positive tax items in both periods the net income would be negative at MSEK -15 for the fourth quarter 2003 and MSEK 136 for the same period last year.

GAMBRO

February 10, 2004

Financial position

MSEK	Q4 2003	Q4 2002	Jan-Dec 2003	Jan-Dec 2002
Net debt[1], closing balance December 31	5,801	8,369	5,801	8,369
Financial net	-37	-108	-51	-531
of which interest net	-59	-82	-212	-478
Average interest rate	3.8%	3.6%	3.8%[2]	4.8%

1) Loans and provisions for pension less cash and current investment, including other financial receivables.
2) *Excluding one-off items*

Net debt was reduced by MSEK 2,568 compared to end of December 2002, including a reduction by MSEK 776 from the third quarter 2003. About 50% of the reduction in the fourth quarter was related to currency effects.

The **equity/assets ratio** at the end of the year was 58% (55%). **Return on equity** for 2003 was 7.2% (2.9%) and **return on capital employed** 6.4% (5.6%). By the end of the year **equity per share** was SEK 57 (57).

Operating cash flow

MSEK	Q4 2003	Q4 2002	Jan-Dec 2003	Jan-Dec 2002
Earnings before taxes, excl. associated companies	221	333	1,526	1,070
Depreciation and amortization	721	727	2,753	2,907
Change in operating working capital[1]	163	553	-266	557
Capital expenditure, net	-663	-1,005	-2,259	-2,994
Operating cash flow	**442**	**608**	**1,754**	**1,540**
Of which currency effects in operating cash flow	160	212	633	827

1) Includes inventories, trade receivables, trade payables and other current receivables and liabilities.

During 2003 the group experienced a positive development in currency adjusted **operating cash flow**, primarily due to reduced capital expenditure and a strong cash flow from Gambro Healthcare and Gambro Renal Products.

COMPANY OUTLOOK FOR 2004 (assuming constant currencies)

For 2004 the company is expecting a revenue growth in the range of 6-8%, slightly lower than for 2003. This is primarily due to external challenges as lack of reimbursement increases in the U.S. and price pressure in certain markets, but also as a result of Gambro's strong improvement in performance 2002 and 2003. Further financial improvements will be achievable, but more challenging. Gambro will for 2004 target a growth in earnings and operating cash flow in excess of revenue growth. **Gambro Healthcare's** objective is to reach a revenue growth in the range of 6-8%, with operating earnings growing at a slightly higher rate than revenues. **Gambro Renal Products**' objective is to achieve a revenue growth in the range of 3-5%. Operating earnings will be negatively impacted by the ongoing improvement program short-term, while the benefits of the program will come late in 2004 and thereafter.

GAMBRO®

February 10, 2004

GAMBRO HEALTHCARE

MSEK	Q4 2003	Q4 2002	Nominal	Currency adjusted	Jan-Dec 2003	Jan-Dec 2002	Nominal	Currency adjusted
Revenues	3,838	4,118	*-7%*	*+10%*	15,701	16,872	*-7%*	*+10%*
U.S.	3,446	3,748	*-8%*	*+10%*	14,171	15,368	*-8%*	*+11%*
Rest of the world	392	370	*+6%*	*+8%*	1,530	1,504	*+2%*	*+5%*
EBITDA	641	601	*+7%*	*+26%*	2,520	2,500	*+1%*	*+19%*
EBITDA margin	16.7%	14.6%			16.0%	14.8%		
EBIT	269	167	*+61%*	*+90%*	978	741	*+32%*	*+55%*
EBIT margin	7.0%	4.1%			6.2%	4.4%		

	Dec 31 2003	Dec 31 2002	Dec 31, 2003 vs. Dec 31, 2002	Dec 31, 2003 vs. Sep 30, 2003
Total number of clinics	**704**	**693**	**+11**	**-7**
U.S.	562	549	+13	-3 1)
Rest of the world	142	144	-2	-4 2)
Total number of patients	**54,850**	**53,500**	**+1,350**	**-350**
U.S.	43,350	42,640	+710	-250
Rest of the world	11,500	10,860	+640	-100

1) During the fourth quarter 5 new clinics were opened, 4 clinics were closed and 4 clinics were divested.
2) During the fourth quarter 3 clinics were closed and one clinic was divested.

	2003 Q4	2003 Q3	2003 Q2	2003 Q1	2002 Q4	2002 Q3	2002 Q2	2002 Q1
Total number of treatments in consolidated clinics ('000)	2,028	2,014	1,985	1,905	1,959	1,928	1,888	1,819
U.S.	1,667	1,661	1,641	1,594	1,622	1,593	1,563	1,509
Rest of the world	361	353	344	311	337	335	325	310
Number of dialysis days	79	79	78	77	79	79	78	77
Revenue per treatment, U.S. (USD)	**268** 1)	**269** 2)	**261** 2)	**261** 2)	**253**	**255**	**252**	**246**
of which is lab services	11	12	10	11	9	10	9	9

1) Excluding reversal of MSEK 53 in accounts receivable reserves
2) Excluding reversal of MSEK 21 in accounts receivable reserves in each quarter Q1, Q2, and Q3 2003

Gambro Healthcare US fourth quarter 2003

Revenue per treatment in the U.S. was USD 268, a USD 15 increase from the fourth quarter of 2002. The increase is mainly due to pharmacy administration and lower write-off experiences driven by strong collections. Gambro Healthcare US experienced an organic revenue growth, including same store treatment growth of 3% for the quarter and 4% for the full year.

During 2003 Gambro Healthcare US has performed analysis of outstanding accounts receivable and related reserves. Due to the positive outcome of the analysis, the company reversed MSEK 53 of the current reserves in the fourth quarter 2003. For the period January-December 2003 a total of MSEK 116 has been reversed. These revenues are not included in [illegible] revenue per treatment.

GAMBRO®

February 10, 2004

Subpoena

During 2003 Gambro Healthcare has continued to provide responsive documentary submissions to the US Department of Justice and to facilitate voluntary Department interviews with certain individuals. Gambro has also begun very preliminary discussions concerning a possible resolution of this matter with the US Department of Justice, but Gambro cannot predict whether or when a settlement will be reached or the terms of any such settlement. Depending on the results of its investigation and the resolution discussions, the US government could invoke, or a settlement could involve, material monetary penalties and various other remedies. The subpoena served on Gambro has necessitated a process that has been and is expected to continue to be expensive to pursue. MSEK 8 (January-December MSEK 56) in legal fees and other costs of collecting the information requested in the subpoena were recorded in the fourth quarter 2003 (in "Other"). The legal fees for 2004 might be in the same range of the 2003 level, but is dependent any response from the US government.

Gambro Healthcare International (non-U.S.) fourth quarter 2003

2003 was a challenging but positive year for Gambro Healthcare International. The programs and projects recently initiated begun to show results, not least of all, in higher profitability. The EBITDA margin was significantly higher in the fourth quarter than earlier in the year. In Uruguay and Italy the company has resolved some significant challenges and new management is in place. Gambro Healthcare International experienced a favorable organic revenue growth, including same store treatment growth of close to 5% for the quarter as well as for the full year.

GAMBRO®

February 10, 2004

GAMBRO RENAL PRODUCTS

	Q4			Currency	Jan-Dec			Currency
MSEK	2003	2002	*Nominal*	*adjusted*	2003	2002	*Nominal*	*adjusted*
Revenues	2,505	2,653	*-6%*	*+1%*	9,911	10,212	*-3%*	*+4%*
EBITDA	323	496	*-35%*	*-33%*	1,697	1,890	*-10%*	*-8%*
EBITDA margin	12.9%	18.7%			17.1%	18.5%		
EBIT	22	257	*-91%*	*-91%*	687	1,002	*-31%*	*-31%*
EBIT margin	0.9%	9.7%			6.9%	9.8%		

Gambro Renal Products fourth quarter 2003

Revenues increased by 1% currency adjusted, -6% in nominal terms. The lower sales in the quarter refer to reduced sales for most products in Germany and a lower volume of internal sales of hemodialysis machines. The sales through distributors to emerging countries experienced a weak quarter, but should be seen as a normal fluctuation between quarters. The company noted double-digit growth for synthetic dialyzers and renal intensive care products. The sales trend was particularly strong in France, Korea and China.

Internal sales was reduced by 3%, currency adjusted, -17% in nominal terms, compared to the fourth quarter last year. The weaker sales in the quarter were due to the very strong third quarter 2003 and reduced sales of dialysis machines to own clinics in the U.S.

Operating earnings margin (EBITDA) for Gambro Renal Products was lower at 12.9% compared to 18.7% fourth quarter 2002. The reduced margin is partly due to currency effects. As hedges are renewed over time, the weaker USD is gradually affecting the margins. This had a negative impact of 1-2 percentage points on Gambro Renal Products' EBITDA.

In January 2004 it was announced that the business area will close two non-synthetic dialyzer plants during 2004, one in Germany and one in Japan and also terminate the manufacturing joint venture with Baxter in the U.S. MSEK 17 in one-off costs related to these actions were taken in the fourth quarter 2003.

EBITDA was also affected by MSEK 48 in one-off costs due to other actions to increase long-term profitability. In addition Gambro Renal Products recorded about MSEK 70 in one-off costs for patent issues, and bad debts and related costs in Brazil.

The **EBIT margin** was negatively affected by the above mentioned items, but also further reduced due to higher depreciation, as a result of MSEK 55 in write-offs related to the closure of the dialyzers plants and higher depreciation due to new capacity.

GAMBRO BCT

MSEK	Q4 2003	Q4 2002	Nominal	Currency adjusted	Jan-Dec 2003	Jan-Dec 2002	Nominal	Currency adjusted
Revenues	451	458	*-2%*	*+12%*	1,784	1,879	*-5%*	*+8%*
EBITDA	103	74	*+39%*	*+61%*	442	403	*+10%*	*+28%*
EBITDA margin	22.9%	16.1%			24.8%	21.5%		
EBIT	60	26	*+130%*	*+161%*	261	165	*+58%*	*+83%*
EBIT margin	13.2%	5.6%			14.6%	8.8%		
Navigant Biotechnologies, expenses	41	62			155	187		

Gambro BCT fourth quarter 2003

Revenues increased by 12% currency adjusted, -2% in nominal values, which significantly exceeds the growth of the overall market. The growth experienced in the quarter comes across the portfolio of Gambro BCT products in automated blood collection, whole blood processing, and therapeutics. Revenue growth was favorable in most geographical markets.

Earnings before depreciation and amortization (EBITDA) for Gambro BCT increased 39%, 61% currency adjusted. The EBITDA margin reached 22.9% compared to 16.1% in the fourth quarter 2002. One reason for the higher EBITDA in 2003 is due to lower spending related to the research project for Pathogen Reduction Technology. The growth in sales and improved gross margins on products sold contributed to the profitability increase.

During the fourth quarter, Gambro BCT's Trima Accel Automated Blood Collection System was approved by the Japanese Red Cross for collection of leukoreduced platelets and plasma. This is a major milestone for Gambro BCT in the Japanese market. The majority of platelet collections in Japan have a lower yield of platelets than are typical in many other areas of the world. Trima Accel's technology requires less blood processed during donations, with shorter procedure times. Low extra-corporeal blood volume and new system configuration options limiting blood flow rates enhance donor comfort. The Japanese Red Cross is the primary blood collection organization in Japan.

Navigant Biotechnologies, Inc.

In the fourth quarter, MSEK 41 (62) was invested in Gambro BCT's riboflavin-based pathogen reduction technology company, Navigant Biotechnologies, Inc. This brings the total amount invested for the year to MSEK 155 (187). Navigant received FDA approval to begin human clinical trials on its platelets product. Those trials are underway at two sites in the US. Navigant continued its external fund raising efforts. At this time it does not appear that the venture capital fund raising efforts will be successful in a reasonable period of time. Additionally, multiple challenges remain in the pathogen reduction market place. The company is now evaluating the program and the market conditions and will align the project with the current situation during the first quarter 2004.

INVESTMENTS

MSEK	Q4 2003	Q4 2002	Jan-Dec 2003	Jan-Dec 2002
Gambro Healthcare	305[2)]	301	973[2)]	982
Gambro Renal Products	311	647	1,115	1,887
Gambro BCT	98	87	282	259
Total investments excluding acquisitions [1)]	714	1,035	2,370	3,128
Acquisitions	-2	80	66	251
Total investments gross	712	1,115	2,436	3,379
Less: Disposals	-120	-34	-180	-190
Total investment activities	592	1,081	2,256	3,189

	Q4 2003	Q4 2002	Jan-Dec 2003	Jan-Dec 2002
1) Of which is capitalized development expenditures	46	32	134	157

2) Includes a reclassification from operating leases, Q4: MSEK 131, Jan-Dec MSEK 239.

During 2003 Gambro Renal Products' investments largely refer to new production capacity for synthetic dialyzers in Germany and solutions in Italy and the U.S. The extended dialyzer production is expected to be ready and gradually ramped up from 2005, up to an addition capacity of 5 million dialyzers. The expansion related to solutions in Italy was finalized during 2003 and was by the end of the year running at a doubled production volume compare to before the expansion. The solution production in the U.S. will gradually be ramped up as from February 2004.

Gambro Healthcare's investments largely refer to capacity expansions in existing and new clinics. Maintenance includes replacement of equipment in existing clinics and IT systems.

PERSONNEL

The number of Gambro employees decreased by 152 during the fourth quarter. By the end of the year, the total number of employees amounted to 21,193 (20,907).

PARENT COMPANY

Parent Company earnings before tax and appropriations amounted to MSEK 563 (839) for 2003. The Parent Company's liquid funds at the end of the quarter amounted to MSEK 87 (103).

BOARD PROPOSALS

Dividend

The Board of Directors proposes a dividend of SEK 1.10 (1.10) per share, to which MSEK 379 (379) is allocated.

Share buy-back

At today's Board meeting, the Board of Directors has decided to make a proposal to the

OTHER

Stock options and share plans

The Board of Directors proposes an employee stock option program for 2004, encompassing CEO, senior executives and a larger number of executives and key officers. The program is following the same structure as the programs which have been in place since 1999. In the same manner as for 2003, it is intended that the CEO and certain senior executives will in addition, instead of parts of the stock options, receive allocation from the two share programs. In terms of numbers the allocations will totally – as well as for most individuals (including the CEO) – be reduced considerably. In view of the increased stock price since the allocations last year, this is assessed to be offset in terms of value.

The exercise price for the stock option program 2004 will be set to an average stock price over a period after the Annual General Meeting decision to approve the plans plus 10%. The duration of the options is five years, where the options will be vested successively over a three-year period. Also the share awards are vested successively, over three-five years in the first and over three years in the second share program.

Similar to the structure of the program of the previous year, the now proposed programs will not lead to any new shares being issued. The scope of and key principles for the employee stock option program and the two share programs will be submitted to the annual general meeting for its approval on 13 April, 2004. Complete proposals to the general meeting and further information regarding the plans will be made public before the Annual General Meeting resolution in accordance with applicable guidelines.

Accounting principles and assessments

The Gambro group applies recommendations by the Swedish Financial Accounting Standards Council and statements by their emerging issues task force. On January 1, 2003, seven new recommendations were introduced. The standards are disclosed in the Gambro Annual Report 2002, page 38. The introduction of the new recommendations implies no change in recognition and measurement and does not affect the earnings of the current year or previous years nor shareholders' equity. However the introduction of RR22 Presentation of financial statements have implied a reclassification of some MSEK 42 from Long-term receivables to Trade receivables at year-end 2002 Gambro has also decided to recognize its contingent liabilities for equity swaps as provisions, see also contingent liabilities below. Comparative figures have been restated.

As of April 1, 2001, Gambro made the assessment that Recommendation No. 11 of the Swedish Financial Accounting Standards Council did not allow for revenue recognition of laboratory tests until a service had been billed. From January 1, 2003 Gambro changes (back) to recognizing revenue when tests are performed. During the period January-December 2003 Gambro recognized MSEK 49, MUSD 6.0 (MSEK 14 in Q4 2003) in revenues for tests performed prior to 2003. (For further information see Gambro Annual Report 2002, page 38).

This calculation shows that the net obligations will increase by some MSEK 37 with a positive tax effect of MSEK 18. The one-off effect, MSEK 19, of this change in accounting principle will be taken directly to shareholders' equity in accordance with RR5 Accounting for changes in accounting principles.

Contingent assets and liabilities

Based on the stock price per end of December 2003 the contingent liabilities for the equity swaps are MSEK 81 (MSEK 205 as of December 31, 2002). The swaps are long-term (maturing 2006-2008) and as there are no clear accounting standards in Sweden the amount has previously been disclosed as contingent liabilities, however, from year end 2003 Gambro has decided to follow the guidance given by "the Panel for monitoring financial reporting" (Panelen för övervakning av finansiell rapportering) in February 2004 and recognize the contingent liabilities as a provision against equity.

During the fourth quarter the final judgment in the Ginsburg lawsuit was received. Gambro recorded compensatory damages to the plaintiffs but declined to award any punitive damages. Based on the level of compensatory damages of MSEK 10 (earlier estimated to MSEK 31 in Gambro's three month report January-March 2003), MSEK 5 in interest expenses have been recognized in the fourth quarter 2003.

During the year, the Parent Company's guarantee of a loan from a bank to a developer/operator of dialysis clinics increased from MUSD 22.3 to MUSD 24.4 as a result of additional borrowings. The development of the clinic has been slower than anticipated and the developer/operator is currently seeking additional financing outside the guarantee agreement. Because the development is still at an early stage, the ultimate completion of the clinics and the success of their operations cannot be determined at this time.

Gambro announced in December 2003 that the Lower Tax Court (Länsrätten) has confirmed the advance ruling by the Supreme Administrative Court regarding the fiscal acquisition value of previously divested ABB shares. The ruling means that Gambro has been given access to approximately MSEK 2,182 of carry-forward losses with a tax effect of MSEK 611. Together with an earlier ruling this corresponds to a tax saving of MSEK 894, which are recognized as income in the fourth quarter. This item has previously been disclosed as a contingent asset. As the ruling has been appealed it is disclosed as a contingent liability.

AFTER THE BALANCE SHEET DATE

On January 8, 2004 Gambro announced that the company will close its non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan. Closure of the plants is a further strategic step to focus on synthetic dialyzers to meet growing market demand. The actions will lead to a more efficient production structure and strengthen Gambro's ability to produce large volumes of high performance dialyzers in a profitable way at lower costs. The plants produce non-synthetic dialyzers and have in total about 220 employees. The plants will be closed by the end of June 2004. Gambro estimates the total related costs to about MSEK 190. About MSEK 72 of the total estimated costs were recognized in the fourth quarter 2003. Severances related to the closures will be recognized in 2004, in accordance with existing accounting standards. [illegible] the US non-synthetic manufacturing joint venture with Baxter will be

GAMBRO

February 10, 2004

ANNUAL GENERAL MEETING

Gambro's Annual General Meeting will be held on Tuesday, April 13, 2003, at 5.00 pm, at Aula Magna, Frescativägen 6, Stockholm.

Stockholm, February 10, 2004

The Board of Directors

This report has not been subject to examination by the Company's auditors.

FOR FURTHER INFORMATION PLEASE CONTACT:

Lars Granlöf, SVP, CFO, tel. +46-8-613 65 00, +46 70 513 65 48
Bengt Modéer, SVP, Corporate Communications, tel. +46 8 613 65 00, +46 70 513 65 33
Pia Irell, VP, Investor Relations, tel. +46 8 613 65 91, +46 70 513 65 91
Kevin Smith, President, Gambro Inc., Investor Relations U.S., tel. +1 303 231 4750

TELECONFERENCE AND WEB CAST

The company will host a conference call and web cast to present its fourth quarter results today at 17:30 Central European time. +44 (0)20 7162 0188 (if calling from Europe), +1 334 323 6203 (if calling from the US).

Regarding the web cast, please find all related information on Gambro's web site: www.gambro.com/investors/.

CALENDAR 2004	
March 17-18	Gambro Capital Markets Day, Ft. Lauderdale, USA
March 26	Gambro's Annual Report for 2003 to be distributed .
April 2	The shareholder must be listed in the share register maintained by the VPC to be eligible for participation in the Annual General Meeting
April 5	Last day to notify participation in the Annual General Meeting (by 12:00 noon, CET)
April 13	Annual General Meeting at 5:00 PM at Aula Magna, Frescativägen 6, Stockholm
April 13	Last day for trading in the share, including right to dividend
April 14	The shares are traded excluding right to dividend
April 16	Record date at VPC for right to receive dividend
April 21	Payment of dividend from VPC
April 22	Three-month report January-March 2004

GAMBRO®

February 10, 2004

Revenues by business area

MSEK	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec Nominal	Jan-Dec Currency adj.	Q4 Nominal	Q4 Currency adj.
Gambro Healthcare	15,701	16,872	-7%	+10%	-7%	+10%
Gambro Renal Products	9,911	10,212	-3%	+4%	-6%	+1%
Intra-Group [1)]	-1,263	-1,389	-9%	+5%	-17%	-3%
Total, Renal Care	*24,349*	*25,695*	-5%	+8%	-6%	+7%
Gambro BCT	1,784	1,879	-5%	+8%	-2%	+12%
Total	26,133	27,574	-5%	+8%	-5%	+7%

1) The aim of the Gambro Group transfer price policy is to ensure a stable framework for intra-group business. The policy is based on the arm's length standard as defined in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations published by the OECD. All relationships that are based on this policy are supported by written contracts between the different parties. The concept is based on a division of function and risk between the different entities within Gambro. Profit is allocated based on functions paid for, risks assumed and available industry comparables.

Revenues by market

MSEK	Jan-Dec 2003	Jan-Dec 2002	Jan-Dec Nominal	Jan-Dec Currency adj	Q4 Nominal	Q4 Currency adj.
Europe, Africa and Middle East	7,852	7,768	+1%	+2%	0%	+2%
United States	16,218	17,647	-8%	+10%	-8%	+10%
Americas (excl. U.S.), Pacific and Asia	2,063	2,159	-4%	+9%	-3%	+5%
Total	26,133	27,574	-5%	+8%	-5%	+7%

Exchange rates

	Closing rate		Average rate									
	2003	2002	2003					2002				
(SEK)	Q4	Q4	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
USD-rate	7.26	8.78	8.56	8.08	8.13	7.59	8.09	10.43	9.97	9.33	9.15	9.72
EUR-rate	9.07	9.15	9.18	9.14	9.17	8.99	9.12	9.15	9.15	9.24	9.10	9.16

GAMBRO

February 10, 2004

GAMBRO GROUP INCOME STATEMENT

	Q4		Jan-Dec	
MSEK	2003	2002	2003	2002
Revenues	**6,496**	**6,873**	**26,133**	**27,574**
Cost of sales	-4,863	-5,156	-19,296	-20,629
Gross earnings	**1,633**	**1,717**	**6,837**	**6,945**
Operating expenses	-1,374	-1,319	-5,256	-5,351
Earnings before interest and taxes (EBIT) 1)	**259**	**398**	**1,581**	**1,594**
Financial items, net	-37	-108	-51	-531
Earnings before tax (EBT)	**222**	**290**	**1,530**	**1,063**
Taxes 2)	672	112	-41	-393
Minority Interest	-15	-16	-67	-58
Net income	**879**	**386**	**1,422**	**612**
1) Earnings before depreciation and amortization (EBITDA)	980	1,125	4,334	4,501
2) Including nonrecurring tax items	894	250	894	250
Amortization, goodwill	-212	-265	-911	-1,069
Depreciation, other assets	-509	-462	-1,842	-1,838
	-721	-727	-2,753	-2,907

Average and total number of shares outstanding 344,653,288 (before and after dilution) of which:
Series A: 250,574,090
Series B: 94,079,198
(Same number of outstanding shares for all periods)

Earnings per share before and after dilution (SEK)	2.55 4)	1.12 3)	4.13 4)	1.78 3)
Goodwill amortization per share	-0.62	-0.77	-2.64	-3.10
Earnings per share pre goodwill amortization, SEK	3.17 4)	1.89 3)	6.77 4)	4.88 3)

3) Including nonrecurring reversal of tax provision, MSEK 250, SEK 0.73 per share
4) Including nonrecurring tax gain, MSEK 894, SEK 2.59 per share

GAMBRO

February 10, 2004

QUARTERLY DATA PER SEGMENT

MSEK	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 Total	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002 Total
Revenues										
Gambro Healthcare	3,942	3,869	4,052	3,838	15,701	4,256	4,312	4,186	4,118	16,872
Gambro Renal Products	2,435	2,536	2,435	2,505	9,911	2,531	2,602	2,426	2,653	10,212
Gambro BCT	449	440	444	451	1,784	480	490	451	458	1,879
Intra-group	-317	-318	-330	-298	-1,263	-358	-351	-324	-356	-1,389
Total Revenues	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**	**6,909**	**7,053**	**6,739**	**6,873**	**27,574**
EBITDA										
Gambro Healthcare	611	600	668	641	2,520	613	632	654	601	2,500
Gambro Renal Products	465	475	434	323[4)]	1,697	475	477	442	496	1,890
Gambro BCT	111	111	117	103	442	117	99	113	74	403
Other	-81	-86	-71	-87	-325	-99	-82	-65	-46	-292
Total EBITDA	**1,106**	**1,100**	**1,148**	**980**	**4,334**	**1,106**	**1,126**	**1,144**	**1,125**	**4,501**
EBITDA margin %	**17.0%**	**16.9%**	**17.4%**	**15.1%**	**16.6%**	**16.0%**	**16.0%**	**17.0%**	**16.4%**	**16.3%**
Depreciation and amortization										
Gambro Healthcare	-393	-377	-400	-372	-1,542	-453	-446	-426	-434	-1,759
Gambro Renal Products	-241	-231	-237	-301[4)]	-1,010	-215	-219	-215	-239	-888
Gambro BCT	-47	-45	-46	-43	-181	-48	-46	-96[1)]	-48	-238[1)]
Other	-5	-5	-5	-5	-20	-4	-5	-7	-6	-22
Total depreciation and amortization	**-686**	**-658**	**-688**	**-721**	**-2,753**	**-720**	**-716**	**-744**	**-727**	**-2,907**
EBIT										
Gambro Healthcare	218	223	268	269	978	160	186	228	167	741
Gambro Renal Products	224	244	197	22[4)]	687	260	258	227	257	1,002
Gambro BCT	64	66	71	60	261	69	53	17	26	165
Other	-86	-91	-76	-92	-345	-103	-87	-72	-52	-314
Total EBIT	**420**	**442**	**460**	**259**	**1,581**	**386**	**410**	**400**	**398**	**1,594**
EBIT margin %	**6.4%**	**6.8%**	**7.0%**	**4.0%**	**6.0%**	**5.6%**	**5.8%**	**5.9%**	**5.8%**	**5.8%**
Financial net										
Interest net	-64	-39	-50	-59	-212	-135	-149	-112	-82	-478
Other financial items	7	90[3)]	42	22	161	-3	-23	-1[2)]	-26	-53
Financial net	**-57**	**51**	**-8**	**-37**	**-51**	**-138**	**-172**	**-113**	**-108**	**-531**
Earnings before tax (EBT)	**363**	**493**	**452**	**222**	**1,530**	**248**	**238**	**287**	**290**	**1,063**

1) Including a write down of the investment in Eligix of MSEK 49.
2) Including a capital gain of MSEK 45 related to the divestiture of shares in Thoratec Corp.
3) [illegible] effects from transactions to lock in long-term interest rates, which resulted in

QUARTERLY DATA PER SEGMENT (cont.)

MSEK	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 Total	2002 Q1	2002 Q2	2002 Q3	2002 Q4	2002 Total
Assets										
Gambro Healthcare	19,061	18,171	17,376	16,652		23,715	20,990	20,900	19,702	
Gambro Renal Products	11,681	11,951	11,449	11,198		10,569	11,003	11,180	11,606	
Gambro BCT	1,464	1,440	1,389	1,409		1,538	1,567	1,538	1,476	
Other	559	728	714	1,427		658	575	513	549	
Eliminations	-211	-212	-220	-199		-239	-234	-216	-237	
Total segment assets	**32,554**	**32,078**	**30,708**	**30,487**		**36,241**	**33,901**	**33,915**	**33,096**	
Shares and participations	107	112	131	127		216	207	193	112	
Deferred and current tax	1,429	1,251	1,209	1,448		1,966	2,120	1,910	1,578	
Liquid assets	690	621	442	482		554	578	484	563	
Interest bearing receivabl.	979[2)]	681[2)]	1,121[2)]	1,568[2)]		214	214	230	670*	
Total assets	**35,759**	**34,743**	**33,611**	**34,112**		**39,191**	**37,020**	**36,732**	**36,019**	
Liabilities										
Gambro Healthcare	1,771	1,658	1,727	1,633		2,189	1,931	1,960	1,851	
Gambro Renal Products	2,144	2,211	2,000	2,611		2,106	2,052	2,010	2,292	
Gambro BCT	162	159	174	211		180	188	199	213	
Other [1)]	801	942	798	761		479	737	953	657	
Eliminations	-211	-212	-220	-199		-239	-234	-216	-237	
Total segment liabilities	**4,667**	**4,758**	**4,479**	**5,017**		**4,715**	**4,674**	**4,906**	**4,776**	
Shareholders' equity[1)]	19,476	19,124	19,016	19,756		22,064	19,781	19,756	19,634	
Minority interests	153	154	151	143		180	154	161	165	
Provisions taxes, tax liabilities	1,788	1,773	1,825	1,345		1,639	2,011	1,804	1,844	
Interest bearing liabilities incl. pensions	9,675	8,934	8,140	7,851		10,593	10,400	10,105	9,600	
Total shareholders' equity and liabilities	**35,759**	**34,743**	**33,611**	**34,112**		**39,191**	**37,020**	**36,732**	**36,019**	
Investments gross										
Gambro Healthcare	194	224	298	304	1,020	323	279	222	315	1,139
Gambro Renal Products	271	289	264	310	1,134	346	457	465	713	1,981
Gambro BCT	58	57	69	98	282	54	64	54	87	259
Total investments gross	**523**	**570**	**631**	**712**	**2,436**	**723**	**800**	**741**	**1,115**	**3,379**
Revenues by market										
Europe, Africa, Middle East	1,922	2,041	1,893	1,996	7,852	1,909	2,002	1,857	2,000	7,768
United States	4,102	3,980	4,181	3,956	16,218	4,471	4,505	4,362	4,309	17,647
Americas (excl. USA), Asia and Pacific	485	506	527	545	2,063	529	546	520	564	2,159
Total	**6,509**	**6,527**	**6,601**	**6,496**	**26,133**	**6,909**	**7,053**	**6,739**	**6,873**	**27,574**
Assets by market										
Europe, Africa, Middle East	11,756	12,126	11,676	12,389		10,217	11,004	11,058	11,466	
United States	18,814	17,951	17,057	16,213		23,799	20,829	20,823	19,578	
Americas (excl. USA), Asia and Pacific	1,984	2,001	1,975	1,885		2,225	2,068	2,034	2,052	
Total segment assets	**32,554**	**32,078**	**30,708**	**30,487**		**36,241**	**33,901**	**33,915**	**33,096**	
Investments gross by market										
Europe, Africa, Middle East	239	264	342	422	1,267	369	471	428	591	1,859
United States	239	239	239	239	956	289	275	248	374	1,186

GAMBRO

February 10, 2004

GAMBRO GROUP BALANCE SHEET

MSEK	December 31 2003	2002[4)]
ASSETS		
Fixed assets		
Intangible assets [1)]	11,673	14,670
Tangible assets	7,868	8,146
Shares and participations	127	112
Long-term receivables [2)]	3,014	2,461
Total fixed assets	**22,682**	**25,389**
Current assets		
Inventories	2,349	2,549
Trade receivables [2)]	6,096	5,933
Other current receivables	2,503	1,585
Liquid assets	482	563
Total current assets	**11,430**	**10,630**
TOTAL ASSETS	**34,112**	**36,019**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity [3)]	19,756	19,634
Minority interests	143	165
Provisions	2,094	2,809
Long-term interest bearing liabilities	4,299	7,735
Current liabilities	7,820	5,676
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**34,112**	**36,019**
NET DEBT	5,801	8,369
1) Of which goodwill	10,702	13,685
2) Of which long-term receivables which, according to RR22 have been re-classified to current trade receivables per December 31, 2002		42
3) Total number of shares outstanding, 344,653,288 (of which Series A: 250,574,090, Series B: 94,079,198)		
Shareholders' equity:		
Reported opening balance	19,839	22,571
4) Changed accounting principles for equity swaps	-205	-13
Adjusted opening balance	19,634	22,558

GAMBRO®

February 10, 2004

CASH FLOW STATEMENT

MSEK	Jan - Dec 2003	Jan - Dec 2002
Operating activities		
Earnings before tax	1,530	1,063
Adjustment for non-cash items		
Depreciation and write-downs	2,753	2,907
Provisions	65	86
Unrealized interests and exchange gains/losses	733	269
Capital gains/losses	-43	-46
Non-distributed earnings in associated companies	2	15
Income taxes paid	-524	-201
Cash flow from current operations before changes in operating capital	4,516	4,093
Changes in operating capital:		
Inventories	9	-67
Receivables	-1,570	-1,007
Liabilities	697	-38
Cash flow from operating activities	3,652	2,981
Investment activities		
Investments in financial fixed assets	-32	-47
Disposals of financial fixed assets	80	102
Investments in intangible fixed assets	-349	-608
Disposals of intangible fixed assets	43	0
Investments in tangible fixed assets	-2,055	-2,724
Disposals of tangible fixed assets	100	134
Cash flow from investment activities	-2,213	-3,143
Financing activities		
Change in loans	-1,102	274
Dividend paid	-379	-379
Cash flow from financing activities	-1,481	-105
Cash flow this period	-42	-267
Liquid assets, opening balance	563	899
Currency effect in liquid assets	-39	-69
Liquid assets at closing balance	482	563

Reconciliation between cash flow statement and operating cash flow

Cash flow from operating activities	3,652	2,981
Add back: Provisions and unrealized exchange gains/losses etc	-804	-363
Add back: Income taxes paid	524	201
Add back: Change in operating capital	864	1,112
Change in operating working capital	-266	557

GAMBRO®

February 10, 2004

FIVE-YEAR SUMMARY

MSEK	2003	2002[3]	2001	2000	1999
Income statement					
Revenues	26,133	27,574	26,720	22,245	19,743
Earnings before interest and taxes (EBIT)	1,581	1,594	281	204	2,304
Earnings before tax (EBT)	1,530	1,063	-193	-527	1,893
Net income	1,422	612	-422	982	1,605
Balance sheet					
Total assets	34,112	36,019	40,151	36,664	33,920
Net debt	5,801	8,369	9,434	7,275	4,632
Shareholders' equity	19,756	19,634	22,571	21,897	19,655
Cash flow analysis					
Investments in fixed assets, net	-2,259	-2,994	-2,465	-1,741	-1,529
Operating cash flow [1]	1,754	1,540	-11[2]	1,103	2,048
Change in net debt	2,568	1,065	-2,159	-2,643	-2,390
Key figures					
Earnings per share, SEK	4.13	1.78	-1.22	2.85	4.66
Operating cash flow per share, SEK[1]	5.09	4.47	-0.03[2]	3.20	5.94
Shareholders' equity per share, SEK	57	57	65	64	57
Dividend per share, SEK	1.10[4]	1.10	1.10	1.10	1.10
Gambro share, total return, %	26.2	-24.9	-0.5	-10.7	-11.0
Return on shareholders' equity, %	7.2	2.9	-1.9	4.7	8.6
Return on total assets, %	5.2	4.6	1.6	0.9	7.4
Return on capital employed, %	6.4	5.6	2.0	1.2	10.8
Interest coverage ratio	4.1	2.6	0.8	0.4	4.1
Solidity (equity/assets ratio), %	58	55	57	60	59
Statistical data					
Average number of employees	21,504	20,804	19,534	17,999	17,354
Wages, salaries and remuneration, incl. social security contribution	8,961	9,406	9,122	7,191	6,265

1) Cash flow before acquisitions and taxes

2) Exclusive capital gain on sale of Thoratec shares.

3) Restated to reflect changed accounting principles for equity swaps

4) Proposed

GAMBRO®

February 10, 2004

GAMBRO MEDICAL OUTCOMES

		2003				2002			
Kt/V		**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Europe	Kt/V average	1.49	1.47	1.46	1.45	1.47	1.48	1.48	1.46
	Kt/V ≥1.2 (%)	88	86	87	86	88	88	89	87
U.S.	Kt/V average	1.52	1.50	1.49	1.49	1.50	1.49	1.49	1.52
	Kt/V ≥1.2 (%)	90	89	88	89	89	89	88	90

Kt/V is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum acceptable target for Kt/V of 1.2 in a thrice-weekly dialysis schedule.

	2003				2002			
Hemoglobin ≥11g/dl, %	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Europe	74	71	71	70	72	72	71	69
U.S.	81	80	81	80	80	79	78	77

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has been a major value add to patient treatment and improved the Hemoglobin level. Gambro Healthcare's anemia management efforts are focused on improving patient's hemoglobin levels especially those that are below 11 g/dl.

	2003				2002			
Albumin ≥3.5 g/dl, %	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Europe	89	90	89	88	89	88	87	86
U.S.	77	77	78	77	75	77	78	79

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.

Above data is only including hemodialysis patients (not peritoneal dialysis patients).